FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

ITI 401(k) Plan

1907 Calumet Street

Clearwater, FL 33765-7190

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company

3135 Easton Turnpike

Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan

By: Lester McDaniel __________________

Name: Lester McDaniel

Title: Controller

Date: August 17, 2006

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

ITI 401(k) Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of General Electric Company of our report dated January 23, 2007, relating to the statements of net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the years then ended and supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 and Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the ITI 401(k) Plan.

KPMG LLP

New York, New York
January 31, 2007

ITI 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

Table of Contents

* Schedules required by Form 5500, which are not applicable, have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
ITI 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ITI 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, and schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
January 23, 2007

ITI 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

		2005	2004
Assets:			
Investments, at fair value (note 3):			
Money market fund	$	1,163,077	951,720
Mutual funds		5,106,984	4,400,219
Common stock		128,423	138,481
Participant loans		218,008	224,190
Total investments		6,616,492	5,714,610
Receivables:			
Participant contributions		40,687	49,240
Employer contributions		20,344	22,907
Accrued investment income		916	2,627
Total receivables		61,947	74,774
Total assets		6,678,439	5,789,384
Liabilities:			
Payable for excess contributions		2,970	1,958
Total liabilities		2,970	1,958
Net assets available for plan benefits	$	6,675,469	5,787,426

See accompanying notes to financial statements.

ITI 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 197,823	452,096
Dividends and interest	233,306	114,713
Interest on participant loans	10,470	10,872
Total investment income	441,599	577,681
Contributions:		
Participants	501,635	501,430
Employer	252,077	243,269
Rollovers	66,366	8,947
Total contributions	820,078	753,646
Total additions	1,261,677	1,331,327
Deductions from net assets attributed to:		
Benefits paid to participants	(369,473)	(255,911)
Administrative expenses	(4,161)	(3,015)
Total deductions	(373,634)	(258,926)
Net increase	888,043	1,072,401
Net assets available for plan benefits:		
Beginning of year	5,787,426	4,715,025
End of year	$ 6,675,469	5,787,426

See accompanying notes to financial statements.

(1) Description of Plan

The following brief description of the ITI 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan designed in accordance with Section 401(k) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted as a defined contribution plan, covering employees of Instrument Transformers, Inc. (the Company), whose ultimate parent is General Electric Company (GE).

All employees, who have reached the age of 21 and who have completed at least one year of service, are eligible for participation in the Plan.

Contributions

Employees contribute to the Plan based on the amount they have specified in a salary deferral agreement. The Plan was amended, effective January 2001, to allow participants to contribute up to the maximum percentage allowed by IRS guidelines of total eligible employee compensation for the year. The maximum amount of allowed deferral contributions under the IRC for 2005 and 2004 was $14,000 and $13,000, respectively. The Company matches 50% of participant contributions up to 14% of eligible compensation.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions plus earnings is based on years of continuous service. A participant is 100% vested in the Company's contributions after seven years of credited service.

Participant Accounts

The benefits to which a Plan participant is entitled are the vested benefits that can be provided by contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account. Investments are fully participant-directed.

Forfeitures

Forfeitures of nonvested accounts are available to pay administrative expenses and reduce future employer matching contributions. There were forfeited nonvested accounts of $13,848 and $619 at December 31, 2005 and 2004, respectively. In 2005, no forfeitures were used to reduce employer matching contributions. In 2004, forfeitures of $2,559 were used to reduce employer matching contributions.

Participant Loans

The Plan was amended as of March 1, 2002 to allow participants to borrow from the Plan for any purpose. Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of all loans from the Plan during the past 12 months or 50% of their vested account balance. Loans are limited to one loan per year.

(Continued)

The period of any loan repayment is generally up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence, for which a longer repayment term is permissible. Loans are secured by the balance in the participant's account and bear interest at a rate determined by the Plan administrator to be reasonable, based on similar types of loans from other vendors. Repayment is made through automatic payroll deduction after taxes have been withheld.

Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account, or monthly installments over a period determined by the participant or the designated beneficiary.

Expenses

The Company pays plan expenses related to trust fees, distribution fees and annual maintenance of the GE stock fund. All other expenses are paid by the Plan.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. GE common stock traded on the New York Stock Exchange is valued at the current market price on the last business day of the Plan's year-end. The money market fund is valued at cost, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accruals basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Reclassifications

Certain 2004 amounts have been reclassified to conform with the 2005 presentation.

(3) Investments

The fair values of investments as of December 31, 2005 and 2004 are as follows:

		2005		2004	
Money market fund:					
Franklin Cash Reserves Fund	$	1,163,077	*	951,720	*
Mutual funds:					
Franklin U.S. Government Securities Fund		455,922	*	382,876	*
Franklin Templeton Mutual Qualified Fund		1,114,725	*	923,259	*
Franklin Flex Cap Growth Fund - A		414,601	*	490,826	*
Franklin Balance Sheet Investment Fund		923,639	*	667,089	*
Franklin Small-Mid Cap Growth Fund		431,627	*	411,518	*
Franklin Templeton Mutual Discovery Fund		481,446	*	359,268	*
Franklin Templeton Foreign Fund		58,711		61,712	
Franklin Templeton Conservative Target Fund		236,386		205,015	
Franklin Templeton Moderate Target Fund		552,271	*	459,104	*
Franklin Templeton Growth Target Fund		313,285		320,785	*
UBS S&P 500 Index Fund - A		124,371		118,767	
Total mutual funds		5,106,984		4,400,219	
Common Stock:					
GE Company		128,423		138,481	
Participant loans		218,008		224,190	
Total investments	$	6,616,492		5,714,610	

* Represents 5% or more of the Plan's net assets.

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2005	2004
Common stock	$	(2,407)	22,874
Mutual funds		200,230	429,222
	$	197,823	452,096

(Continued)

(4) Risks and Uncertainties

The Plan offers a number of investment options to participants including GE common stock and a variety of investment funds. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. The underlying value of GE common stock is entirely dependent upon the performance of GE and the market's evaluation of such performance. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE common stock fund, which principally invests in a single security.

(5) Tax Status

The Plan is a prototype nonstandardized profit sharing plan which received a favorable opinion letter from the Internal Revenue Service (IRS) on August 7, 2001, which stated that the Plan and the related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balance, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(7) Prohibited Transactions

In 2005, there were inadvertent delays by the Company in submitting certain 2005 Plan year employee contributions and participant loan repayments to the trustee in the amount of $139,902. The Company subsequently contributed the employee contributions and loan repayments to the Plan and reimbursed the affected participants for the lost earnings on these delayed contributions in the amount of $529 in September and December 2006. In addition, the Company will pay all costs, taxes and penalties associated with these transactions.

In 2004, there were inadvertent delays by the Company in submitting certain 2004 Plan year employee contributions and participant loan repayments to the trustee in the amount of $37,485. The Company subsequently contributed the employee contributions and loan repayments to the Plan and reimbursed the affected participants for the lost earnings on these delayed transactions in the amount of $53 in July 2005.

(8) Related Party Transactions (Parties in Interest)

The majority of the Plan's investments are mutual funds and a money market fund administered by Franklin Templeton Investor Services, LLC. Franklin Templeton Investor Services, LLC is the record keeper and trustee as defined by the Plan. An investment held by the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Company and, therefore, these transactions qualify as parties in interest. Fees paid by the Plan to the trustee for administrative services are included in the accompanying statements of changes in net assets available for plan benefits. Fees paid for the investment manager are included in the net asset values of the funds as a component of net appreciation in the fair value of investments in the accompanying statements of changes in net assets available for benefits.

Supplemental Schedule I

ITI 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity of issue, borrower, lessor, or similar party	Description of investment	Number of shares		Fair value
*	Franklin Cash Reserve Fund	Money market fund	1,163,077	$	1,163,077
*	Franklin U.S. Government Securities Fund	Mutual fund	69,927		455,922
*	Franklin Templeton Mutual Qualified Fund	Mutual fund	56,556		1,114,725
*	Franklin Flex Cap Growth Fund – A	Mutual fund	10,319		414,601
*	Franklin Balance Sheet Investment Fund	Mutual fund	14,963		923,639
*	Franklin Small-Mid Cap Growth Fund	Mutual fund	11,443		431,627
*	Franklin Templeton Mutual Discovery Fund	Mutual fund	18,489		481,446
*	Franklin Templeton Foreign Fund	Mutual fund	4,630		58,711
*	Franklin Templeton Conservative Target Fund	Mutual fund	18,555		236,386
*	Franklin Templeton Moderate Target Fund	Mutual fund	42,030		552,271
*	Franklin Templeton Growth Target Fund	Mutual fund	22,203		313,285
	UBS S&P 500 Index Fund – A	Mutual fund	8,607		124,371
*	GE Company	Common stock	3,664		128,423
*	Participant loans	50 loans to participants with interest rates of 5.00% to 8.00%	—		218,008
		Total investments		$	6,616,492

* A party-in-interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm

ITI 401(k) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2005

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction, including rate of interest		(d) Amount on line 4(a)	(e) Lost interest
Instrument Transformers, Inc.	Plan sponsor	2005 employee contributions and loan repayments not deposited to the trust in a timely manner	$	139,902	529
Instrument Transformers, Inc.	Plan sponsor	2004 employee contributions and loan repayments not deposited to the trust in a timely manner		37,485	53

There were inadvertent delays by the Company in submitting certain 2005 and 2004 employee contributions and loan repayments to the trustee. The Company reimbursed the affected participants for lost earnings in the amount of $529 in 2006 for 2005 delayed contributions and $53 in 2005 for 2004 delayed contributions.

See accompanying Report of Independent Registered Public Accounting Firm.

END